**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**November 21, 2008**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Exelixis, Inc.**
**File No. 000-30235 - CF# 22718**

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Exelixis, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2002.

Based on representations by Exelixis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

| | |
|---|---|
| Exhibit 10.36 to Form 10-Q | through August 5, 2013 |
| Exhibit 10.37 to Form 10-Q | through August 5, 2013 |
| Exhibit 10.38 to Form 10-Q | through August 5, 2013 |

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Pamela Howell
Special Counsel